Exhibit 99.1

Gravity Co., Ltd. NASDAQ: GRVY 2007 Q3 Earnings Release

Disclaimer These materials have been prepared by GRAVITY Co., Ltd. ("Gravity" or the "Company"), solely for use at the Company's the third quarter of 2007 earnings release conference call. No representations or warranties, express or implied, are made as to, and no reliance should be placed on, the accuracy, fairness or completeness of the information presented or contained in these materials. Neither the Company nor any of its affiliates, advisers or representatives accepts any responsibility whatsoever for any loss or damage arising from any information presented or contained in these materials. The presentations do not constitute an offer or invitation to purchase or subscribe for any shares or other securities of the Company and neither any part of the materials nor any information or statement contained therein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Certain statements or other disclosure content in these presentation materials may include, in addition to historical information, "forward- looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Agenda 01. Results Summary 02. Revenue Breakdown 03. Consolidated Cost Structure 04. Consolidated Balance Sheet

(In millions of KRW) 3Q 07 2Q 07 QoQ(%) 3Q 06 YoY (%) Revenues 9,341 9,408 -0.7% 9,846 -5.1% Cost of Revenues 4,533 4,283 5.8% 4,620 -1.9% Gross profit 4,808 5,125 -6.2% 5,226 -8.0% (%) 51.5% 54.5% 53.1% Operating expenses 18,135 7,976 127.4% 8,684 108.8% Operating losses (13,327) (2,851) 367.5% (3,458) 285.4% (%) -142,7% -30.3% -35.1% Other income 1,332 285 367.4% 634 110.1% Loss before income tax expense, minority interest and equity in losses of related joint venture (11,995) (2,566) 367.5% (2,824) 324.8% Income tax expenses 555 674 -17.7% (626) 188.7% Minority interest 13 12 8.3% 1 1,200.0% Equity in loss of related joint venture 13 163 -92.0% (1) 1,400.0% Net income (loss) (12,576) (3,415) -268.3% (2,198) 472.2% (%) -134.6% -36.3% -22.3% Results Summary Consolidated Sales & Profit

(In millions of KRW) 3Q 07 2Q 07 QoQ(%) 3Q 06 YoY (%) Salaries 1,616 1,537 5.1% 1,895 -14.7% Severance benefits 103 122 -15.6% 128 -19.5% Employee benefits 103 137 -24.8% 89 15.7% Rent 187 163 14.7% 116 61.2% Depreciation 402 452 -11.1% 642 -37.4% Transportation expenses 126 80 57.5% 144 -12.5% Commission paid 485 885 -45.2% 485 0.0% Outsourcing fee 299 157 90.4% 143 109.1% Amortization on intangible assets 903 544 66.0% 622 45.2% Others 309 206 50.0% 356 -13.2% Total cost of revenues 4,533 4,283 5.8% 4,620 -1.9% Consolidated Cost Structure Cost of Revenues

(In millions of KRW) 3Q 07 2Q 07 QoQ(%) 3Q 06 YoY (%) Salaries 1,892 2,034 -7.0% 2,242 -15.6% Severance benefits 125 172 -27.3% 177 -29.4% Employee benefits 322 346 -6.9% 237 35.9% Transportation expenses 179 184 -2.7% 202 -11.4% Depreciation 379 373 1.6% 367 3.3% Rent 703 677 3.8% 595 18.2% Commission paid 850 477 78.2% 727 16.9% Advertising expenses 3,902 1,145 240.8% 1,526 155.7% R&D expenses 733 2,232 -67.2% 2,289 -68.0% Impairment losses on investment 8,644 - N/A - N/A Others 406 336 20.8% 322 26.1% Total operating expenses 18,135 7,976 127.4% 8,684 108.8% Consolidated Cost Structure Operating expenses

(In millions of KRW) Sep. 30, 2007 Dec. 31, 2006 Change Assets 99,899 122,560 -22,661 Current assets 74,931 88,203 -13,272 Cash and cash equivalents 57.640 35,314 22,326 Short-term financial instruments 8,697 45,835 -37,138 Accounts receivable, net 3,905 2,163 1,742 Other current assets 4,689 4,891 -202 Non-current assets 24,968 34,357 -9,389 Property and equipment, net 7,553 8,472 -919 Intangible assets 2,554 4,212 -1,658 Development cost 9,225 6,181 3,044 Investment 810 9,776 -8,966 Leasehold deposits 2,285 2,719 -434 Others 2,541 2,997 -456 Liabilities 18,366 24,418 -6,052 Current liabilities 6,599 16,191 -9,592 Account payable 2,736 4,552 -1,816 Accrued litigation - 4,648 -4,648 Deferred income 3,267 6,046 -2,779 Others 596 945 -349 Non-current liabilities 11,767 8,227 3,540 Minority interest 60 29 31 Shareholders' equity 81,473 98,113 -16,640 Common stock 3,474 3,474 0 Capital surplus 74,975 74,694 281 Retained earnings 3,358 20,322 -16,964 Others (334) (377) 43 Total liabilities and shareholders' equity 99,899 122,560 -22,661 Consolidated Balance Sheet